EXHIBIT 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended

June 30, 2018 and 2017

(Unaudited)

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

For the three and six months ended June 30, 2018 and 2017

(In thousands of United States dollars, except share numbers and per share amounts) - Unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2018	2017	2018	2017

Metal revenues	17	$26,233	$27,069	$49,571	$59,375

Cost of sales (including depreciation and depletion)	4a)	21,946	16,862	38,730	38,063

Earnings from mine operations		4,287	10,207	10,841	21,312

Corporate and administrative expenses	4b)	4,393	2,456	7,296	3,781

(Loss) earnings from operations		(106)	7,751	3,545	17,531

Other income, net		121	8	281	58
Finance income (expense)	4c)	739	(1,558)	1,164	(1,796)
Gain (loss) on derivative contracts	16	6,993	(62)	6,915	(1,483)
Foreign exchange (loss) gain		(694)	72	(585)	119

Earnings before income taxes		7,053	6,211	11,320	14,429

Income taxes
Current tax expense		503	3,169	2,064	5,998
Deferred tax expense (recovery)		3,266	(470)	2,742	(1,123)
		3,769	2,699	4,806	4,875

Earnings and comprehensive income for the period		$3,284	$3,512	$6,514	$9,554

Weighted average shares outstanding:
Basic	15	60,148,955	35,562,847	52,456,564	35,562,847
Diluted	15	60,148,955	36,238,045	52,465,385	36,169,537

Earnings per share:
Basic	15	$0.05	$0.10	$0.12	$0.27
Diluted	15	$0.05	$0.10	$0.12	$0.26

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and six months ended June 30, 2018 and 2017

(In thousands of United States dollars) - Unaudited

	Note	Three months ended June 30,		Six months ended June 30,
		2018	2017	2018	2017

OPERATING ACTIVITIES
Earnings before income taxes		$7,053	$6,211	$11,320	$14,429
Items not affecting cash:
Depletion and depreciation	4a)	1,246	791	2,516	2,630
Finance (income) expense	4c)	(739)	1,558	(1,164)	1,796
(Gain) loss on derivative contracts	16	(6,943)	69	(6,865)	1,490
Share-based payments	14b), 14c)	436	253	691	430
Rye Patch transaction costs	4b)	1,917	-	2,707	-
Unrealized foreign exchange loss (gain)		773	116	596	(58)
		3,743	8,998	9,801	20,717
Changes in non-cash working capital items:
Trade and other receivables		(1,527)	(3,657)	(5,499)	(2,425)
Inventories		(5,266)	(4,402)	(11,800)	(3,482)
Advances and prepaid expenses		513	(126)	587	(65)
Trade payables and accrued liabilities		(4,465)	1,959	(1,917)	1,430
Income tax paid		(1,288)	-	(1,288)	(3,660)
Cash (used in) provided by operating activities		(8,290)	2,772	(10,116)	12,515

INVESTING ACTIVITIES
Expenditures on mineral properties, and plant and equipment		(4,085)	(3,153)	(8,754)	(5,222)
Expenditures on exploration and evaluation		(4,030)	(2,997)	(9,392)	(5,770)
Short-term investments maturity		10,000	-	10,000	-
Interest received on short-term investments		182	-	182	-
Rye Patch transaction costs		(1,888)	-	(2,325)	-
Consideration paid on Rye Patch acquisition	3	(63)	-	(63)	-
Cash received on Rye Patch acquisition	3	11,006	-	11,006	-
Cash provided by (used in) investing activities		11,122	(6,150)	654	(10,992)

FINANCING ACTIVITIES
Interest and principal payments		(129)	(1)	(129)	(6)
Credit facility interest and principal payment	10	(1,998)	-	(1,998)	-
Credit facility amendment fees	10	(75)	-	(75)	-
Cash used in financing activities		(2,202)	(1)	(2,202)	(6)

Effects of exchange rate changes on the balance of cash held in foreign currencies		(34)	68	(111)	489

Increase (decrease) in cash and cash equivalents		596	(3,311)	(11,775)	2,006
Cash and cash equivalents, beginning of period		19,103	39,194	31,474	33,877
Cash and cash equivalents, end of period		$19,699	$35,883	$19,699	$35,883

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars) - Unaudited

		June 30,	December 31,
	Note	2018	2017

ASSETS
Current
Cash and cash equivalents		$19,699	$31,474
Short-term investments		10,033	20,082
Trade and other receivables	5	14,917	11,692
Inventories	6	67,138	21,984
Advances and prepaid expenses		2,037	1,258
Derivative asset	16	823	21
Total current assets		114,647	86,511

Mineral properties, plant and equipment, exploration and evaluation	7	267,717	149,124
Reclamation bonds	8	16,070	-
Total assets		$398,434	$235,635

LIABILITIES
Current
Trade payables and accrued liabilities	9	$30,726	$24,796
Current portion of equipment loan payable	12	692	-
Current portion of credit facility	10	5,000	-
Total current liabilities		36,418	24,796

Derivative liability	16	3,611	-
Credit facility	10	9,880	-
Equipment loan payable	12	1,683	-
Other financial liability	11	5,000	-
Warrant liability	13	703	595
Deferred tax liabilities		24,533	7,972
Provision for site reclamation and closure		40,647	4,101
Other provisions		1,396	1,380
Other	14c)	236	206
Total liabilities		124,107	39,050

EQUITY
Issued capital		323,074	253,491
Share-based payment reserve		20,770	19,125
Deficit		(69,517)	(76,031)
Total equity		274,327	196,585
Total liabilities and equity		$398,434	$235,635

Approved by the Directors

“Greg McCunn”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three and six months ended June 30, 2018 and 2017

(In thousands of United States dollars, except share numbers) - Unaudited

		Number of common shares	Issued capital	Share- based payment reserve	(Deficit) Retained earnings	Total equity
Balance at January 1, 2018	Note	44,678,701	$253,491	$19,125	$(76,031)	$196,585
Earnings and comprehensive income for the period		-	-	-	6,514	6,514
Shares issued to acquire Rye Patch Gold Corp.
Shares, net of share issuance costs	3	39,105,365	69,583	-	-	69,583
Share options	3	-	-	1,032	-	1,032
Equity settled share-based payments	14b)	-	-	613	-	613
Balance at June 30, 2018		83,784,066	$323,074	$20,770	$(69,517)	$274,327

Balance at January 1, 2017		35,562,847	$212,698	$18,317	$(87,929)	$143,086
Earnings and comprehensive income for the period		-	-	-	9,554	9,554
Equity settled share-based payments	14b)	-	-	430	-	430
Balance at June 30, 2017		35,562,847	$212,698	$18,747	$(78,375)	$153,070

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

1.	NATURE OF OPERATIONS

Alio Gold Inc. (“Alio” or “the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico and the United States (“US”), through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“MdN”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico, Minera Aurea holds a 100% interest in the Ana Paula Property (“Ana Paula”), an exploration and evaluation asset in Guerrero, Mexico.

On May 25, 2018, Alio acquired all the outstanding common shares of Rye Patch Gold Corp. (“Rye Patch”) (note 3). Through the acquisition, Alio acquired additional subsidiaries: a 100% interest in Alio Gold (US) Inc., Rye Patch Gold US Inc., Rye Patch Mining US Inc., Florida Canyon Mining Inc. (“FCMI”), Standard Gold Mining Inc., and RP Dirt Inc. FCMI owns the Florida Canyon Mine in Nevada, US.

The Company is listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION
a)	Statement of compliance

These condensed interim consolidated financial statements (“interim financial statements”) were approved by the Board of Directors and authorized for issue on August 8, 2018.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. As such, these interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2017 and 2016 (“annual consolidated financial statements”).

b)	Significant accounting policies

The accounting policies applied in the preparation of these interim financial statements are consistent with those applied and disclosed in note 3 to the annual consolidated financial statements with exception of the following:

i.	Financial instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

The following summarizes the significant changes in IFRS 9 compared to the current standard:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on transition date.

•

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large established commodity trading firms and other organizations with strong credit ratings and the negligible historical level of customer default.

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company had not designated any of its financial instruments as hedges as at December 31, 2017, or upon adoption of IFRS 9.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018.

ii.	Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its gold doré sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual gold doré shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard.

iii.	Other narrow scope amendments/interpretations

The Company has adopted amendments to IFRS 2 - Share Based Payments and IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's interim financial statements.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

iv.	Changes in accounting policies not yet effective

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company plans to adopt IFRS 16 effective January 1, 2019.

Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease assets and liabilities, respectively, will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

The Company is currently evaluating the potential impact of applying IFRS 16.

c)	Critical judgements and estimates

The Company’s management makes judgements in the process of applying the Company’s accounting policies in the preparation of its interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The Company’s interim results are not necessarily indicative of its results for a full year. The critical judgements and estimates applied in the preparation of these interim financial statements are consistent with those applied and disclosed in notes 2(d) and 2(e) to the annual consolidated financial statements with exception of the following:

Revenue recognition as a result of adopting IFRS 15

i.	Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the gold doré.

ii.	Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's gold doré to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

Business combinations

i.	Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. On May 25, 2018, the Company acquired Rye Patch Gold Corp. (note 3). The Company has concluded that the acquired assets and liabilities of Rye Patch constitute a business and therefore the transaction will be accounted for as a business combination in accordance with IFRS 3 - Business combinations.

ii.	Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)The fair values of identifiable assets acquired and liabilities assumed;

(ii)The fair value of the consideration transferred in exchange for an interest in the acquiree; and,

(iii)The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The Company has provisionally estimated the fair value of the acquired assets and assumed liabilities of Rye Patch as outlined in note 3. The finalization of the fair values of the assets acquired and liabilities assumed is expected to be reported no later than the Company’s December 31, 2018, financial statements, the final fair values may be materially different than the provisional fair values.

Indicators of impairment

At each reporting date, the Company reviews the carrying amount of its non-financial assets to determine whether there are any indicators of impairment. At June 30, 2018, the Company’s net assets were lower than its market capitalization. The Company perceives the decrease in market capitalization to be short-term in nature and the result of political and project risks in Mexico, weakening spot gold prices, and temporary operating challenges. The Company will continue to monitor net assets and market capitalization deviations in future periods.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

d)	Basis of consolidation

These interim financial statements include the accounts of the Company and its subsidiaries including Rye Patch from the date of acquisition (note 3). All amounts are presented in United States dollars, which is the functional currency of the Company and each of the Company’s subsidiaries, except as otherwise noted. References to C$ are to Canadian dollars. All inter-company balances, transactions, revenues and expenses have been eliminated.

3.	RYE PATCH ACQUISITION

On May 25, 2018 (“Closing Date”), the Company acquired all of the outstanding common shares of Rye Patch exchanging 0.48 of the Company’s shares (the “Exchange Ratio”) and cash consideration of C$0.001 for each common share of Rye Patch. This resulted in 39,105,365 common shares of the Company being issued and C$81 ($63) cash being paid to the former shareholders of Rye Patch.

In addition to the 39,105,365 common shares each Rye Patch share option and warrant, which gave the holder the right to acquire common shares of Rye Patch, was exchanged for a warrant and share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio (the “Replacement Warrants and Options”). The exercise price of the Replacement Warrants and Options was determined by dividing the exercise price of the Rye Patch warrants and share options by the Exchange Ratio.

The 9,508,540 and 1,511,800 Replacement Warrants and Options issued have been included in the consideration paid at their fair value based on the Black-Scholes pricing model using the following assumptions:

Replacement Warrants

May 25,
2018
Risk-free interest rate	1.9%
Expected life of warrants	0.2 - 3.2 years
Annualized volatility	25.9 - 45.7%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio warrants consideration granted upon acquisition, was C$0.21 ($0.16).

Replacement Options

May 25,
2018
Risk-free interest rate	1.9 - 2.3%
Expected life of options	1.2 - 9.7 years
Annualized volatility	32.5 - 50.7%
Forfeiture rate	2.2%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio share options consideration granted upon acquisition, was C$0.88 ($0.68).

The transaction has been accounted for by the Company as a business combination. The transaction qualified as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, currently exist. The primary business of Rye Patch is the Florida Canyon Mine, an operating gold mine, in Nevada, Unites States. Rye Patch was acquired to diversify the Company’s asset base.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

The total consideration paid totalled $72,524 and has been allocated on a provisional basis to the assets acquired and liabilities based on their estimated fair values on the Closing Date as follows:

Consideration paid
39,105,365 Alio common shares	$69,771
9,508,540 Alio warrants	1,658
1,511,800 Alio share options	1,032
Cash paid	63
Total consideration	$72,524

Allocation of consideration
Cash and cash equivalents	$11,006
Trade and other receivables	373
Inventories	30,368
Advances and prepaid expenses	1,366
Mineral properties, plant and equipment, exploration and evaluation	104,800
Reclamation bonds	16,047
Trade payables and accrued liabilities	(10,141)
Other financial liability	(5,000)
Provision for site reclamation and closure	(33,780)
Credit facility	(16,562)
Equipment loan payable	(2,431)
Derivative liability	(9,674)
Deferred tax liability	(13,848)
Net assets acquired	$72,524

The initial accounting for the acquisition of Rye Patch has only been provisionally determined at the end of the reporting period. The Company continues to evaluate the fair market value of the assets and liabilities acquired. Adjustments to inventories, mineral properties, plant and equipment, exploration and evaluation assets, and deferred tax liabilities may occur in future periods as the fair value estimates are finalized (note 2(c)).

Financial and operating results of Rye Patch are included in the Company’s consolidated financial statements effective May 25, 2018. During the three and six months ended June 30, 2018, the acquisition of Rye Patch contributed revenues of $7,193 and net earnings of $5,761.

Had the business combination been affected at January 1, 2018, pro forma revenues and earnings of the Company for the six months ended June 30, 2018, would have been $72,339 and $3,176, respectively.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

4.	EXPENSES
a)	Cost of sales

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Costs of mining	$13,608	$11,230	$26,275	$20,543
Crushing and gold recovery costs	10,962	7,254	19,130	14,141
Mine site administration costs	1,555	1,264	3,044	2,289
Transport and refining	37	61	57	142
Royalties	433	135	551	296
Change in inventories	(5,895)	(3,873)	(12,843)	(1,978)
Production costs	20,700	16,071	36,214	35,433
Depreciation and depletion	1,246	791	2,516	2,630
Cost of sales (including depreciation and depletion)	$21,946	$16,862	$38,730	$38,063

b)	Corporate and administrative expenses

		Three months ended June 30,		Six months ended June 30,
	Note	2018	2017	2018	2017
Salaries		$851	$1,347	$1,668	$1,821
Consulting and professional fees (1)		2,545	337	3,977	688
Share-based payments	14b), 14c)	436	253	691	430
Rent and office costs		197	117	286	187
Administrative and other		364	402	674	655
Corporate and administrative expenses		$4,393	$2,456	$7,296	$3,781

(1)

During the three and six months ended June 30, 2018, consulting and professional fees included transaction costs related to the acquisition of Rye Patch of $1,917 and $2,707, respectively (three and six months ended June 30, 2017 - $nil) (note 3).

c)	Finance (income) expense

		Three months ended June 30,		Six months ended June 30,
	Note	2018	2017	2018	2017
(Gain) loss on revaluation of warrant liabilities	13	$(1,042)	$1,493	$(1,550)	$1,662
Accretion of provision for site reclamation and closure and other provisions		150	64	233	128
Interest on credit facility and equipment loan payable	10, 12	151	-	151	-
Other		2	1	2	6
Finance (income) expense		$(739)	$1,558	$(1,164)	$1,796

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

5.	TRADE AND OTHER RECEIVABLES

	June 30,	December 31,
	2018	2017
Trade receivable	$141	$1,019
VAT receivable (1)	14,489	10,614
Other receivables	287	59
	$14,917	$11,692

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the three and six months ended June 30, 2018, income tax instalments applied against VAT receivable were $nil and $573, respectively (three and six months ended June 30, 2017 - $2,085 and $4,510, respectively). During the three and six months ended June 30, 2018, the Company collected $3,372 and $5,312, respectively (three and six months ended June 30, 2017 - $1,254 and $4,855, respectively) of the VAT receivable. Subsequent to June 30, 2018, $2,435 VAT was received by the Company.

6.	INVENTORIES

	June 30,	December 31,
	2018	2017
Stockpile	$1,019	$-
Ore in process	58,826	16,764
Finished metal inventory	2,299	383
Supplies	4,994	4,837
	$67,138	$21,984

The costs of inventories recognized as an expense for the three and six months ended June 30, 2018, was $19,921 and $35,078, respectively (three and six months ended June 30, 2017 - $14,611 and $32,706, respectively) and are included in cost of sales as costs of contract mining, crushing and gold recovery costs, change in inventories and depreciation and depletion.

7.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Note	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2018		$190,670	$121,575	$101,185	$413,430
Expenditures		5,376	2,483	8,971	16,830
Acquisition of Rye Patch	3	74,346	30,454	-	104,800
Change in reclamation obligation (3)		2,549	-	-	2,549
At June 30, 2018		272,941	154,512	110,156	537,609
Accumulated depreciation, depletion and impairment
At January 1, 2018		162,035	93,593	8,678	264,306
Depreciation and depletion		4,039	1,547	-	5,586
At June 30, 2018		166,074	95,140	8,678	269,892
Carrying amount at June 30, 2018		$106,867	$59,372	$101,478	$267,717

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2017	$176,503	$112,385	$84,190	$373,078
Expenditures	13,444	9,190	16,995	39,629
Change in reclamation obligation	723	-	-	723
At December 31, 2017	190,670	121,575	101,185	413,430
Accumulated depreciation, depletion and impairment
At January 1, 2017	157,856	92,243	8,678	258,777
Depreciation and depletion	4,179	1,350	-	5,529
At December 31, 2017	162,035	93,593	8,678	264,306
Carrying amount at December 31, 2017	$28,635	$27,982	$92,507	$149,124

(1)	At June 30, 2018, mineral properties included deferred stripping costs with a carrying value of $12,918 (December 31, 2017 - $9,582).
(2)	Plant and equipment includes construction-in-progress assets of $16,635 (December 31, 2017 - $14,727).
(3)

The change in reclamation obligation primarily relates to the revaluation of the Florida Canyon asset retirement obligation from $33,780 to $36,394 by using an average US dollar risk free discount rate of 2.36% subsequent to the acquisition of Rye Patch.

Carrying amount by segment

	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At June 30, 2018
San Francisco Mine		$30,653	$13,846	$1,353	$45,852
Florida Canyon Mine	3	76,214	30,184	-	106,398
Ana Paula Project		-	15,215	100,125	115,340
Other		-	127	-	127
		$106,867	$59,372	$101,478	$267,717

	Note	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2017
San Francisco Mine		$28,635	$13,791	$1,043	$43,469
Ana Paula Project		-	14,041	91,464	105,505
Other		-	150	-	150
		$28,635	$27,982	$92,507	$149,124

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

8.	RECLAMATION BONDS

Upon acquisition of Rye Patch (note 3), the Company acquired reclamation bonds of $16,047 representing funds that have been placed in trust as security to the United States Bureau of Land Management relating to site closure obligations. The Company is required to submit collateral equivalent to 25% of the reclamation provision.

The surety bonds and restricted certificates of deposit have named the overseeing government agencies as beneficiaries in the event of the Company’s failure to complete site restoration. These deposits will be released when the government approves successful site restoration and surety bonding is no longer required.

At June 30, 2018, the reclamations bonds were $16,070 (December 31, 2017 - $nil) due to accrued interest of $23 since the Closing Date. The funds consists of $10,320 cash and cash equivalents, $4,000 fixed income funds, and $1,750 equity funds (December 31, 2017 - $nil).

9.	TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30,	December 31,
	2018	2017
Trade payables	$22,106	$17,699
Income taxes payable	695	1,251
Accrued liabilities	6,200	4,121
Vendor loan	1,725	1,725
	$30,726	$24,796

10.	CREDIT FACILITY

Upon the acquisition by the Company of Rye Patch (note 3), Rye Patch (and its Florida Canyon subsidiary (“Florida Canyon”) had a $27,000 credit facility (“Credit Facility”) with Macquarie Bank Limited (“MBL”, the “Lender” or the “Intercreditor”), of which $16,562 was owing at closing of the acquisition. The Credit Facility accrued interest at LIBOR plus 8% per annum and was payable on demand.

On June 29, 2018, the Company (and Florida Canyon) amended and restated Credit Facility to revise the payment terms. The amended and restated Credit Facility requires quarterly principal payments of $1,250 per quarter, plus accrued interest, beginning September 2018, with the facility maturing and being fully repaid in June 2021. The interest rate was unchanged. There was no gain or loss recognized as a result of this modification.

On closing the Credit Facility, Florida Canyon paid principal and accrued interest of $1,562 and $436, respectively. Interest expense for the period following the Closing Date of the Rye Patch acquisition was $137. The remaining principal outstanding was $15,000 and debt amendment costs were $120. At June 30, 2018, the Credit Facility balance was $14,880.

The Credit Facility has a first ranking security interest and is guaranteed by all assets and properties of the Company. Additionally, the Company must maintain a balance of $4,000 in a cash proceeds account (“Proceeds Account”) and $2,500 in a cash debt service reserve account (“Debt Service Account”). The Debt Service Account funds will be released following the delivery of an annual corporate budget for the Company and a life of mine plan for Florida Canyon, which is expected to occur in November 2018.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

The Credit Facility contains customary financial covenants, including:

i)	Consolidated Debt Service Coverage Ratio (“CDSCR”). Commencing with the March 31, 2019, quarter end and thereafter, the Company must maintain a CDSCR of 1.25:1; and,

ii)	Consolidated Current Ratio. The Company will at all times maintain a consolidated current ratio of not less than 1.20:1. The ratio is calculated as the ratio of current assets to current liabilities.

Accompanying the Credit Facility, are gold forward sales contracts (note 16).

11.	OTHER FINANCIAL LIABILITY

Upon acquisition of Rye Patch (note 3), the Company assumed a Share Purchase Agreement dated May 24, 2016, (the “ADM Agreement”) relating to the sale by the parties thereunder (the “ADM Parties”) of the shares in Florida Canyon and certain outstanding obligations of Rye Patch relating to such sale. Under the ADM Agreement, Rye Patch is required to make certain obligations upon the occurrence of certain events including a change of control of Rye Patch. The ADM Agreement is subject to an intercreditor agreement with MBL, and pursuant to the Intercreditor, if such an event occurs and MBL waives the event, the ADM Parties are subject to such waiver and deemed to have waived any such event until MBL is paid out in full. MBL provided consent of the change of control of Rye Patch.

The obligation consists of the Company being required (i) to pay to the ADM Parties $5,000, plus interest, the settlement of which can take the form of either $5,000 cash or a $2,500 cash payment and $2,500 of common share issuance, and (ii) will incur interest at 4% per annum for the first year and 9% per annum thereafter.

12.	EQUIPMENT LOAN PAYABLE

Upon acquisition of Rye Patch (note 3), the Company assumed an equipment loan payable of $2,431. The Caterpillar Financial Services Loans (“CAT Loans”) financed the acquisition of four haul trucks. The CAT Loans have a remaining term of 39 months bearing an annual interest rate of 6.95% with monthly instalments of $70 and is secured with the underlying equipment.

June 30,
2018
Balance, Closing Date	$2,431
Interest	14
Payments - principal and interest	(70)
$2,375
Non-current portion of loans payable	$1,683
Current portion of loans payable	$692

13.	WARRANT LIABILITY

The share purchase warrants are classified as a financial instrument under the principles of IFRS 9, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance (income) expense (note 4(c)).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

						Warrants Outstanding
Issuance	Expiry Date	TSX Ticker	Exercise Price	Warrants Issued	Common Shares Upon Exercise	June 30, 2018	December 31, 2017
Bought deal July 20, 2017 (1)	July 20, 2018	ALO.WT.A	C$8.00 $6.36	4,031,000	4,031,000	4,031,000	4,031,000
Bought deal November 30, 2016 (2)	May 30, 2018	ALO.WT	C$0.70 $0.52	18,200,000	1,820,000	-	18,200,000
Warrant issued (1)(3)	July 28, 2018	-	C$2.98 $2.30	721,258	721,258	721,258	-
Warrant issued (3)	December 29, 2018	-	C$3.52 $2.71	56,815	56,815	56,815	-
Warrant issued (3)	January 31, 2020	-	C$2.71 $2.09	147,692	147,692	147,692	-
Warrant issued (3)	January 31, 2020	-	C$3.44 $2.65	7,384,656	7,384,656	7,384,656	-
Warrant issued (3)	July 28, 2021	-	C$2.98 $2.30	1,198,119	1,198,119	1,198,119	-
				31,739,540	15,359,540	13,539,540	22,231,000

(1)	Subsequent to June 30, 2018, warrants expired unexercised.
(2)	On May 30, 2018, warrants issued with the November 30, 2016, bought deal expired unexercised. Upon expiration, the Company recognized an unrealized gain of $71.
(3)	As a result of the acquisition of Rye Patch (note 3), the Company issued 9,508,540 warrants for total consideration of $1,658.

The share purchase warrants were revalued to the following:

	June 30,	December 31,
	2018	2017
Bought deal July 20, 2017 (1)	$15	$305
Bought deal November 30, 2016	-	290
Warrants issued through Rye Patch acquisition (2)	688	-
	$703	$595

(1)	Valuation based on the TSX closing price of C$0.005 ($0.004) (December 31, 2017 - C$0.10 ($0.08)).
(2)	Valuation based on the following assumptions for the Black-Scholes option pricing:

June 30,
2018
Risk-free interest rate	1.9 - 2.1%
Expected life of warrants	0.1 - 3.1 years
Annualized volatility	25.1 - 46.3%
Dividend rate	0.0%

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

During the three and six months ended June 30, 2018 and 2017, the Company recognized the following (gain) loss on revaluation of the share purchase warrant liabilities (note 4(c)):

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Bought deal July 20, 2017	$(1)	$-	$(290)	$-
Bought deal November 30, 2016	(71)	1,013	(290)	1,024
Warrants issued through Rye Patch acquisition	(970)	-	(970)	-
Private placement October 19, 2015	-	480	-	638
	$(1,042)	$1,493	$(1,550)	$1,662

14.	EQUITY
a)	Authorized share capital
•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

During the three and six months ended June 30, 2018, the Company issued 39,105,365 common shares valued at C$89,942 ($69,771) to acquire Rye Patch (note 3). Transactions costs related to the share issuance was C$242 ($188).

There were no common share transactions during the three and six months ended June 30, 2017.

At June 30, 2018, and December 31, 2017, there were 83,784,066 and 44,678,701 issued and outstanding common shares, respectively. The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

Share option transactions and the number of share options outstanding during the six months ended June 30, 2018, and year ended December 31, 2017, are summarized as follows:

	Number of share options	Weighted average exercise price (C$)
Outstanding at January 1, 2017	1,785,450	11.47
Granted	796,900	5.26
Exercised	(60,000)	3.30
Expired	(197,500)	25.72
Forfeited	(190,000)	10.30
Outstanding at December 31, 2017	2,134,850	8.29
Granted	1,184,455	3.16
Granted for acquisition of Rye Patch	1,511,800	4.52
Forfeited	(298,202)	7.10
Outstanding at June 30, 2018	4,532,903	5.77
Exercisable at June 30, 2018	2,782,339	7.02

Share options outstanding and exercisable at June 30, 2018, are as follows:

Exercise price range (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average remaining life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average remaining life of options (years)
2.00 - 10.00	4,181,303	4.49	5.19	2,430,739	5.00	5.75
10.01 - 20.00	249,000	16.86	1.20	249,000	16.86	1.20
20.01 - 31.20	102,600	31.20	3.12	102,600	31.20	3.12
	4,532,903	5.77	4.92	2,782,339	7.02	5.25

The fair value of share options recognized as an expense during the three and six months ended June 30, 2018, was $336 and $613, respectively (three and six months ended June 30, 2017 - $253 and $430, respectively) (note 4(b)).

The weighted average grant date fair value of options granted, with the exception of the Rye Patch Replacement Options (note 3), during the three and six months ended June 30, 2018, was C$0.89 ($0.69) and C$1.10 ($0.86), respectively (three and six months ended June 30, 2017 - C$3.31 ($2.46) and C$3.08 ($2.31), respectively). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Risk-free interest rate	2.1%	1.0%	2.0%	1.0%
Expected life of options	4.5 years	4.5 years	4.5 years	4.5 years
Annualized volatility	49.7%	76.5%	50.7%	76.5%
Forfeiture rate	2.2%	2.2%	2.2%	2.2%
Dividend rate	0.0%	0.0%	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. For the three and six months ended June 30, 2018, the annualized volatility assumptions are based on the VanEck Vectors Junior Gold Miners Exchange Traded Fund (GDXJ) and historical forfeiture rates. For the three and six months ended June 30, 2017, the annualized volatility and forfeiture rate assumptions were based on the Company’s historical results.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

c)	Share-based compensation

The Company has a long-term incentive plan consisting of deferred share units (“DSU”), restricted share units (“RSU”), and performance share units (“PSU”) under its long-term incentive plan.

DSU, RSU and PSU Activity	DSUs (thousands)	DSU Fair Value	RSUs (thousands)	RSU Fair Value	PSUs (thousands)	PSU Fair Value
At January 1, 2017	-	$-	-	$-	-	$-
Granted	113	492	175	762	175	1,318
Change in value	-	(77)	-	(119)	-	(228)
At December 31, 2017	113	$415	175	$643	175	$1,090
Granted	182	473	300	754	300	754
Forfeited	-	-	(25)	(63)	(25)	(63)
Change in value	-	(460)	-	(681)	-	(1,128)
At June 30, 2018	295	$428	450	$653	450	$653

i)	Deferred share units

Directors were granted DSUs where each DSU has a value equivalent to the price of one common share listed on the TSX. The DSUs are settled in cash and fully vest the day before each Annual General Meeting. Cash settlement takes place following a Director’s resignation.

At June 30, 2018, the carrying amount of DSUs outstanding and included in accrued liabilities was $237 (December 31, 2017 - $189). For the three and six months ended June 30, 2018, the share-based payments expense related to the DSUs was $33 and $47, respectively (three and six months ended June 30, 2017 - $nil and $nil, respectively) (note 4(b)).

ii)	Restricted share units

Selected employees were granted RSUs where each RSU has a value equivalent to the price of one common share listed on the TSX. The RSUs are settled in cash and fully vest on the three-year anniversary date.

At June 30, 2018, the carrying amount of RSUs outstanding and included in other non-current liabilities was $105 (December 31, 2017 - $64). For the three and six months ended June 30, 2018, the share-based payments expense related to the RSUs was $35 and $40, respectively (three and six months ended June 30, 2017 - $nil and $nil, respectively) (note 4(b)).

iii)	Performance share units

Selected employees were granted PSUs where each PSU has a value equivalent to the price of one common share listed on the TSX. The PSUs are settled in cash and fully vest after three years ending on December 31 starting in the grant year (the “Performance Period”). Performance results at the end of the Performance Period relative to performance criteria and the application of a performance multiplier determines the vesting number of PSUs for each participant. Criteria is based on the Company’s share price performance in relation to its peer group.

At June 30, 2018, the carrying amount of PSUs outstanding and included in other liabilities was $131 (December 31, 2017 - $142). For the three months ended June 30, 2018, the share-based payments expense related to the PSUs was $32 and for the six months ended June 30, 2018, the share-based payments recovery related to the PSU’s was $9 (three and six months ended June 30, 2017 - $nil and $nil, respectively) (note 4(b)).

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

15.	EARNINGS PER SHARE

	Three months ended June 30, 2018			Three months ended June 30, 2017
	Earnings for the period	Weighted average shares outstanding	Earnings per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$3,284	60,148,955	$0.05	$3,512	35,562,847	$0.10
Effect of dilutive securities:
Share options	-	-	-	-	227,231	-
Warrants	-	-	-	-	447,967	-
Diluted EPS	$3,284	60,148,955	$0.05	$3,512	36,238,045	$0.10

At June 30, 2018, 4,532,903 (June 30, 2017 - 2,080,450) share options were outstanding, all of which were anti-dilutive (June 30, 2017 - 1,577,939).

At June 30, 2018, share purchase warrants that entitle the holders to purchase 13,539,540 (June 30, 2017 - 2,820,000) common shares were outstanding (note 13), all of which were anti-dilutive (June 30, 2017 - 1,820,000).

	Six months ended June 30, 2018			Six months ended June 30, 2017
	Earnings for the period	Weighted average shares outstanding	Earnings per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$6,514	52,456,564	$0.12	$9,554	35,562,847	$0.27
Effect of dilutive securities:
Share options	-	8,821	-	-	202,101	-
Warrants	-	-	-	-	404,589	-
Diluted EPS	$6,514	52,465,385	$0.12	$9,554	36,169,537	$0.26

At June 30, 2018, 4,532,903 (June 30, 2017 - 2,080,450) share options were outstanding, of which 4,444,137 were anti-dilutive (June 30, 2017 - 1,617,939).

At June 30, 2018, share purchase warrants that entitle the holders to purchase 13,539,540 (June 30, 2017 - 2,820,000) common shares were outstanding (note 13), all of which were anti-dilutive (June 30, 2017 - 1,820,000).

16.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At June 30, 2018, and December 31, 2017, none of the Company’s financial assets and liabilities are measured and recognized in the condensed interim consolidated statements of financial position at fair value with the exception of the reclamation bonds (note 8), share purchase warrants (note 13), and derivative asset/liability.

The carrying values of cash and cash equivalents, short-term investments, trade and other receivables, trade payables, vendor loan and equipment loan approximate their fair value due to their short-term nature.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

At June 30, 2018, and December 31, 2017, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the derivative asset/liability, which is a Level 2 fair value measurement.

Zero cost collars

As at June 30, 2018, the Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 30,000 gold ounces were placed under these contracts with expiry dates through to December 27, 2018, with a weighted average floor price of $1,250 per gold ounce and a weighted average maximum sales price of $1,466 per gold ounce. At August 8, 2018, 25,000 of these option contracts were unsettled and 5,000 were settled for a realized gain of $120. The fair value of the derivative asset of $541 (fair value of the derivative asset at December 31, 2017 - $21) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

Forward sales contracts

Upon acquisition of Rye Patch (note 3), the Company assumed fixed price gold forward sales contracts with the Lender covering 127,371 gold ounces to be settled through 2021. The contracts are treated as derivative financial instruments as they do not meet the own-use exemption under IFRS 9. At the Closing Date, the forward sales contracts were valued and determined to be a derivative liability of $9,674.

During the period since acquisition:

•	10,000 ounces were financially settled resulting in a realized gain of $59; and,
•	3,019 ounces were delivered into the contracts resulting in a realized loss of $9.

At June 30, 2018, the contracts were revalued and determined to be a current derivative asset and long-term derivative liability of $282 and $3,611, respectively, resulting in a gain of $6,395 during the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 - $nil). The fair value is based on the valuation of the outstanding gold forward sales contracts using Level 2 inputs and valuation techniques.

At June 30, 2018, the Company had fixed price gold forward sales contracts covering 114,352 gold ounces to be settled through 2021 (December 31, 2017 - nil) with a weighted average price of $1,277 per gold ounce.

17.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company has determined that it has three reportable operating segments, the San Francisco Mine and Ana Paula Project located in Mexico, and the Florida Canyon Mine located in the US. The Florida Canyon Mine was included as part of the Rye Patch acquisition (note 3) and is a significant operating asset of the Company which is monitored by the CODM.

Other consists primarily of the Company’s corporate assets, derivative assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments.

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

A reporting segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the San Francisco Mine and Florida Canyon Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

	Three months ended June 30, 2018
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$19,040	$7,193	$-	$-	$26,233
Production costs	(13,993)	(6,707)	-	-	(20,700)
Depreciation and depletion	(1,144)	(102)	-	-	(1,246)
Corporate and administrative expenses	(381)	-	-	(4,012)	(4,393)
Earnings (loss) from operations	$3,522	$384	$-	$(4,012)	$(106)
Capital expenditures	$3,311	$105	$4,685	$14	$8,115

	Three months ended June 30, 2017
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$27,069	$-	$-	$-	$27,069
Production costs	(16,071)	-	-	-	(16,071)
Depreciation and depletion	(791)	-	-	-	(791)
Corporate and administrative expenses	(835)	-	-	(1,621)	(2,456)
Earnings (loss) from operations	$9,372	$-	$-	$(1,621)	$7,751
Capital expenditures	$2,878	$-	$3,234	$38	$6,150

	Six months ended June 30, 2018
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$42,378	$7,193	$-	$-	$49,571
Production costs	(29,507)	(6,707)	-	-	(36,214)
Depreciation and depletion	(2,414)	(102)	-	-	(2,516)
Corporate and administrative expenses	(770)	-	-	(6,526)	(7,296)
Earnings (loss) from operations	$9,687	$384	$-	$(6,526)	$3,545
Capital expenditures	$7,722	$105	$10,302	$17	$18,146

ALIO GOLD INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2018 and 2017

(In thousands of United States dollars, except where noted) - Unaudited

	Six months ended June 30, 2017
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$59,375	$-	$-	$-	$59,375
Production costs	(35,433)	-	-	-	(35,433)
Depreciation and depletion	(2,630)	-	-	-	(2,630)
Corporate and administrative expenses	(1,301)	-	-	(2,480)	(3,781)
Earnings (loss) from operations	$20,011	$-	$-	$(2,480)	$17,531
Capital expenditures	$4,971	$-	$5,983	$38	$10,992

Segment assets and liabilities	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
As at June 30, 2018
Total assets	$97,784	$155,829	$118,427	$26,394	$398,434
Total liabilities	$32,474	$80,381	$3,523	$7,729	$124,107
As at December 31, 2017
Total assets	$89,612	$-	$107,196	$38,827	$235,635
Total liabilities	$33,577	$-	$3,028	$2,445	$39,050

During the three and six months ended June 30, 2018 and 2017, the Company had sales agreements with four major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Customer A	63%	95%	77%	93%
Customer B	10%	5%	8%	6%
Customer C	-	-	-	1%
Customer D	27%	-	15%	-
Total	100%	100%	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

The Company’s metal revenues from operations, all of which are derived in Mexico and the United States, for the three and six months ended June 30, 2018 and 2017, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Gold	$26,016	$26,897	$49,261	$58,995
Silver by-product	217	172	310	380
	$26,233	$27,069	$49,571	$59,375